Edificio MAPFRE - Carretera de Pozuelo, 52 - 28220 Majadahonda **Madrid** España
T +34 915 81 11 00 - **F** +34 915 81 11 34

MAPFRE

Madrid, 24 January 2008

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

1/29

Luigi Lubelli
Finance Director

Reg Merc de Madrid, Tomo 307, Libro 0, Folio 94, Seccion 8, Hoja M-6152 - CIF A-08/055741

Caja Duero RECEIVED

MAPFRE

2008 JAN 29 A 5:27

PRESS RELEASE

CAJA DUERO AND MAPFRE FORMALISE THE AGREEMENT TO JOINTLY DEVELOP LIFE ASSURANCE PRODUCTS AND PENSION FUNDS

MAPFRE and Caja Duero have announced today the signing of the agreement to jointly develop, sell and distribute Life Assurance and Pension Funds through the said savings bank's network. According to this agreement, Caja Duero and MAPFRE will each own a 50% shareholding in Unión Duero Vida and Duero Pensiones.

The agreement will be signed today in Salamanca by the Chairmen of Caja Duero and MAPFRE, Mr. Julio Fermoso y Mr. José Manuel Martínez, respectively. The goal of this agreement is to boost, thanks to the specialised management of MAPFRE, the development of the Life and Pensions Businesses of Caja Duero, which will continue to distribute its products through its network of 520 branches in Spain and in 17 cities in Portugal.

Unión Duero Vida and Duero Pensiones will retain their legal names, and their Boards of Directors will be jointly designated. Caja Duero will appoint the Chairman and MAPFRE the Vice Chairman – Managing Director.

The Caja Duero Group, at the end of September of 2007, had Life premiums of €41 million and managed €529 million in Pension Funds. Caja Duero is one of the largest financial institutions in Spain. At the end of September 2007 it managed customer funds totalling €17,000 million. At year end 2007 Caja Duero achieved a net result of €130 million.

MAPFRE is the leading entity in the Spanish Insurance market. At the end of September 2007 it recorded €9,367.7 million of premiums, of which €1,763.6 million corresponded to the Life business in Spain, where MAPFRE manages third party funds (Life Assurance, Mutual Funds and Pension Funds) totalling €23,017.6 million.

January 17th 2008, Madrid

For further information please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 587 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com

PRESS RELEASE

ADDITIONAL DETAILS ON THE AGREEMENT BETWEEN CAJA DUERO AND MAPFRE

In relation to the press release jointly issued by MAPFRE and Caja Duero this morning, the value of the transaction was € 130 million.

January 17th 2008, Madrid

For further information please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 587 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com

PRESS RELEASE

MAPFRE

MAPFRE REACHES AN AGREEMENT TO TRANSFER VIAJES MAPFRE TO CARLSON WAGONLIT TRAVEL

MAPFRE has reached an agreement to transfer the Group's travel agency, VIAJES MAPFRE, to Carlson Wagonlit Travel (CWT), the leading travel management company.

The transaction includes business travel, meetings and events, and leisure travel activities in Spain. According to the agreement, Carlson Wagonlit Travel will operate under its own brand the client portfolio managed to date by VIAJES MAPFRE. The agreement also implies the incorporation of most of the employees of VIAJES MAPFRE to CWT's workforce.

Under the terms of the agreement, Carlson Wagonlit Travel will be MAPFRE's official travel provider in Spain for a minimum period of three years, with the possibility that the service be extended internationally.

MAPFRE in turn will become the preferred Travel insurance supplier for CWT, which will promote MAPFRE's Health insurance among its employees in Spain.

VIAJES MAPFRE, owned by the subsidiary MAPFRE ASISTENCIA, started operations in 1992 as the supplier of travel services to the MAPFRE Group of companies. To date, more than 60% of its volume of business comes from external clients. VIAJES MAPFRE, which in 2006 recorded sales of over €60 million, has approximately 30 branches and has specialized during the last years in corporate services, both for business travel, as well as events or incentives.

Carlson Wagonlit Travel is a global leader specialized in business travel management. Present in more than 150 countries, CWT provides services to companies of all sizes, as well as government institutions and non-government organisations. By leveraging both the expertise of its people and leading-edge technology, CWT helps clients derive the greatest value from their travel program in terms of savings, service and security and provides best-in-class service and assistance to travellers. CWT's services and solutions include four

business lines: Traveller and Transaction services, Program Optimization, Safety and Security and Meetings and Events. CWT has 22,000 employees worldwide. In 2006, CWT pro-forma sales volume for wholly owned operations and joint ventures amounted to US$ 20.5 billion.

January 22nd 2008, Madrid.

For further information please contact MAPFRE,Corporate Department of Communications and Social Responsibility (phone +34 91581 81 96/ 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com)

END